Exhibit 99.1

CG-OMNOVA DECORATIVE PRODUCTS (SHANGHAI) CO., LTD.

(Incorporated in the People’s Republic of China with Limited Liability)

Financial Statements

For the years ended December 31, 2007, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Financial Statements

Years Ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

We have audited the accompanying balance sheets of CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. (the “Company”) as of December 31, 2007 and 2006, and the related statements of income, changes in shareholder’s equity, and cash flows for each of the three years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years ended December 31, 2007, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

March 19, 2008

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Balance Sheets

(In USD Thousands)

		As of December 31,
	Notes	2007	2006
ASSETS:
Current assets
Cash and cash equivalents		$2,881	$2,860
Trade receivables
- Related parties	14	250	169
- Others, net of allowance for doubtful accounts of $135 (2006: $61)	4	10,661	8,375
Inventories	5	4,694	4,333
Prepayments, deposits and other receivables
- Related parties	14	545	64
- Others		1,595	1,720
Deferred tax assets	12	168	121

Total current assets		20,794	17,642

Non-current assets
Property, plant and equipment - net	6	11,712	10,018
Intangible assets - net	7	2,069	456
Deferred tax assets	12	12	20

Total non-current assets		13,793	10,494

Total Assets		$34,587	$28,136

LIABILITIES AND SHAREHOLDER’S EQUITY:
Current liabilities
Short-term debts	8	$3,428	$—
Trade payables
- Related parties	14	466	258
- Others		4,775	4,318
Other payables
- Related parties	14	504	504
- Others		409	1,409
Accrued expenses		384	401
Dividend payable		—	1,000
Other current liabilities		443	361

Total current liabilities		10,409	8,251

Deferred tax liability	12	520	—
Asset retirement obligation	16	97	72

Total liabilities		11,026	8,323

Commitments and contingencies	13	—	—

Shareholder’s equity
Capital - registered and paid-up at $10,000	9	10,000	10,000
Additional paid-in capital	3	6,539	—
Statutory reserve fund	10	1,416	1,096
Retained earnings		3,271	7,651
Accumulated other comprehensive income		2,335	1,066

Total shareholder’s equity		23,561	19,813

Total Liabilities and Shareholder’s Equity		$34,587	$28,136

The accompanying notes are an integral part of these financial statements

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Statements of Income

(In USD Thousands)

		Years Ended December 31,
	Notes	2007	2006	2005
REVENUES
Net sales
- Related parties	14	$1,623	$502	$347
- Others		56,329	48,785	38,537

		57,952	49,287	38,884
COSTS AND EXPENSES
Cost of sales
- Related parties	14	1,746	1,374	1,756
- Others		49,399	41,336	31,230
Distribution costs		1,025	903	808
Administrative expenses
- Related parties	14	797	436	418
- Others		1,484	1,440	1,231
Other operating expenses		150	200	223

		54,601	45,689	35,666

Income from operations		3,351	3,598	3,218

Finance costs		160	12	86

Income before income taxes		3,191	3,586	3,132

Income tax (recovery) expense	11	(6)	253	322

Net income		$3,197	$3,333	$2,810

The accompanying notes are an integral part of these financial statements

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Statements of Changes in Shareholder’s Equity

For the Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

	Capital	Additional Paid- In Capital	Statutory Reserve Fund	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Total Comprehensive Income
At January 1, 2005	$10,000	$—	$479	$4,125	$(1)	$14,603
Net income for the year	—	—	—	2,810	—	2,810	$2,810
Currency translation adjustment	—	—	—	—	414	414	414

Comprehensive income	—	—	—	—	—	—	$3,224

Transfer to reserve fund	—	—	284	(284)	—	—

At December 31, 2005	$10,000	$—	$763	$6,651	$413	$17,827
Net income for the year	—	—	—	3,333	—	3,333	$3,333
Currency translation adjustment	—	—	—	—	653	653	653

Comprehensive income	—	—	—	—	—	—	$3,986

Dividends declared	—	—	—	(2,000)	—	(2,000)
Transfer to reserve fund	—	—	333	(333)	—	—

At December 31, 2006	$10,000	$—	$1,096	$7,651	$1,066	$19,813
Net income for the year	—	—	—	3,197	—	3,197	$3,197
Currency translation adjustment	—	—	—	—	1,269	1,269	1,269

Comprehensive income	—	—	—	—	—	—	$4,466

Dividends declared	—	—	—	(4,000)	—	(4,000)
Push down accounting (see Note 3)	—	6,539	—	(3,257)	—	3,282
Transfer to reserve fund	—	—	320	(320)	—	—

At December 31, 2007	$10,000	$6,539	$1,416	3,271	$2,335	$23,561

The accompanying notes are an integral part of these financial statements

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Statements of Cash Flows

(In USD Thousands)

	Years Ended December 31,
	2007	2006	2005
Operating activities
Net income	$3,197	$3,333	$2,810
Adjustments for:
Depreciation and amortization	1,606	1,391	1,267
Accretion expense—asset retirement obligation	7	28	—
Loss on disposal of property, plant and equipment	25	23	28
Provision for doubtful receivables	78	—	13
Write down of obsolete inventories	35	44	89
Unrealized foreign currency loss	209	57	36
Impairment loss on property, plant and equipment	—	163	—
Deferred tax expense	(126)	(104)	(7)

Operating profit before working capital changes	5,031	4,935	4,236
Changes in working capital:
Inventories	125	280	(455)
Trade receivables – related party	(132)	(36)	(11)
Trade receivables – others	(1,895)	(2,356)	(802)
Other current assets – related parties	(459)	55	19
Other current assets – others	238	(1,049)	371
Other current liabilities – related parties	170	(157)	243
Other current liabilities – others	(881)	1,189	220
Non-current assets	(65)	4	7

Net cash provided by operating activities	2,132	2,865	3,828

Investing activities
Purchases of property, plant and equipment	(502)	(1,074)	(726)
Proceeds from disposal of property, plant and equipment	14	—	4

Net cash used in investing activities	(488)	(1,074)	(722)

Financing activities
Dividends paid	(5,000)	(1,000)	—
Repayments of short-term loans	—	—	(4,107)
Proceeds from short-term loans	3,299	—	1,699

Net cash used in financing activities	(1,701)	(1,000)	(2,408)

Effect of exchange rate on cash and cash equivalents	78	83	8

Net increase in cash and cash equivalents	21	874	706
Cash and cash equivalents at beginning of year	2,860	1,986	1,280

Cash and cash equivalents at end of year	$2,881	$2,860	$1,986

Cash paid for:

Interest	$149	$12	$77
Income taxes	$422	$548	$288

The accompanying notes are an integral part of these financial statements

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

1	Domicile and Activities

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. (the “Company”) was incorporated on December 29, 1999 as a wholly foreign-owned enterprise under the Law of the People’s Republic of China (the “PRC”) on Enterprises Operated Exclusively with Foreign Capital. The tenure of the Company is 50 years. The Company is a wholly-owned subsidiary of Decorative Products (Singapore) Pte. Ltd., a company registered in Singapore. The shareholders of Decorative Products (Singapore) Pte. Ltd. were OMNOVA Solutions Inc. (“OMNOVA”) and CPPC Public Company Limited (“CPPC”), each with equity interests of 50.1% and 49.9%, respectively. Dividends, profits and liquidation rights were shared by the shareholders based on their respective ownership percentage. On December 31, 2007, OMNOVA purchased all of CPPC’s 49.9% ownership interest in the Company, as a result, the Company became a wholly-owned subsidiary of OMNOVA. Accordingly, the Company has applied the push down basis of accounting as prescribed under Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 54. SAB No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances” requires the acquired entity to establish a new basis of accounting if the acquisition results in the acquired entity becoming a substantially wholly-owned subsidiary (see Note 3).

The principal activities of the Company are the manufacture and sales of decorative and water-proof artificial leather products with sales primarily to the China and Asia markets. There have been no changes in principal activities from the prior year.

2	Summary of Significant Accounting Policies

2.1	Basis of presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States and are prepared in Chinese Renminbi (“RMB”), which is the Company’s functional currency, and are translated into U.S. dollars for presentation purposes. All amounts presented in this report are in U.S. dollars (in thousands), unless otherwise specified. Certain comparative figures have been reclassified to conform with the current year’s presentation.

2.2	Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

2.3	Foreign currency transactions

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in other operating expenses in the statements of income.

Foreign exchange losses amounted to $209, $57 and $36 in 2007, 2006 and 2005, respectively.

The balance sheet items are translated into U.S. dollars, the reporting currency, at exchange rates in effect at the balance sheet dates, while revenue and expenses are translated at the weighted average exchange rates for each year. The resulting translation gains and losses on the translation of the financial statements into U.S. dollars are recorded in accumulated other comprehensive income.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

2	Summary of Significant Accounting Policies (continued)

2.4	Cash and cash equivalents

Cash and cash equivalents comprise all highly liquid instruments with original maturities of 90 days or less.

2.5	Trade and other receivables

Trade and other receivables (including balances with related parties as disclosed in Note 14) are stated at cost less provision for doubtful receivables. Provision for doubtful collection is made based on the aging of receivables balances, specific evidence indicating troubled collection and historical experience.

2.6	Inventories

Inventories are stated at the lower of cost or market value. Cost includes the cost of materials, direct labor and an appropriate portion of production overheads on a first-in first-out basis. Inventories are reviewed periodically for obsolescence, deterioration, damage and slow-moving items and write downs are made in the period incurred.

2.7	Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are stated at cost less accumulated depreciation and amortization and impairment losses. Cost includes acquisition cost and cost incurred to make the asset available for use. Long-lived assets that are subject to asset retirement obligation also include the estimated costs of dismantling.

Construction-in-progress (“CIP”) includes all costs incurred during the preparation period from commencement of construction and until the asset is ready for its intended use. These costs include direct costs and interest costs, if significant. CIP is transferred to property, plant and equipment when the asset is ready for its intended use.

Subsequent expenditures

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extends the useful life of property, plant and equipment are capitalized as additions to the related assets.

Depreciation

Depreciation is calculated principally using the straight-line method over the estimated useful lives as follows:

Buildings	40 years
Plant, machinery and equipment	10 years
Motor vehicles	5 years
Others (including office equipment, furniture, fixtures and software)	5 years
Vacuum embossing rollers	3 years

In calculating depreciation, the Company estimates a 10% residual value for all property, plant and equipment as the Company anticipates receiving consideration for these items when sold or replaced.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

2	Summary of Significant Accounting Policies (continued)

2.7	Property, plant and equipment and intangible assets (continued)

During 2007, the Company re-assessed the estimated useful lives of certain assets and determined that these assets had shorter expected lives than originally expected and adjusted depreciation expense accordingly for these assets on a prospective basis as of the beginning of 2007. As a result, the Company recognized approximately $96 of incremental depreciation expense in 2007 as a result of this action.

Intangible assets

Identifiable intangible assets are recorded at cost or when acquired as part of a business combination at estimated fair values. Intangible assets with finite lives are amortized using the straight-line method without any residual value over their estimated useful lives as follows:

Land use right	8 years
Technical know-how	10 years
Customer relationship	10 years

Accumulated amortization was $2,001 and $1,618 as of December 31, 2007 and 2006, respectively.

Disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment and intangible assets are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in the statements of income on the date of retirement or disposal.

Asset retirement obligations

The fair value of asset retirement obligations is recorded when the Company has an unconditional legal obligation to perform an asset retirement activity and the amount of the obligation can be reasonably estimated. In assessing asset retirement obligations, the Company reviews the expected settlement dates or a range of estimated settlement dates, the expected method of settlement of the obligation and other factors pertinent to the obligations.

2.8	Asset impairment

The Company evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a long-lived asset or group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset or asset group over its fair value which is calculated based on a discounted cash flow.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

2	Summary of Significant Accounting Policies (continued)

2.9	Employee benefits

The full-time employees of the Company are covered by various government-managed defined contribution retirement benefit schemes under which the employees are entitled to a monthly pension based on certain formula. These government agencies are responsible for the retirement benefits to these retired employees. The Company contributes on a monthly basis to these retirement benefit schemes. Under these schemes, the Company has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these schemes are expensed as incurred. These costs were $276, $251 and $177 in 2007, 2006 and 2005, respectively.

2.10	Taxation

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), which became effective on January 1, 2007 for the Company. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Company’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Company’s retained earnings as of January 1, 2007 nor did it have any impact on the Company’s financial statements for the year ended December 31, 2007.

The Company’s accounting policy for interest and/or penalties related to underpayments of income taxes is to include interest in interest expense and penalties in other operating expenses. No such amounts have been incurred or accrued through December 31, 2007 by the Company.

Based on current PRC tax regulations, the PRC tax authorities have the rights to examine the Company’s tax filings for 3 to 10 years, depending on the amount or nature of the Company’s tax positions. The PRC tax authorities, by tax regulation, may examine the Company’s tax filings for an indefinite period if the Company is deemed to have committed tax evasion, fraud or irregularities concerning tax. The latest tax filing made by the Company is for the year ended December 31, 2006.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

2	Summary of Significant Accounting Policies (continued)

2.11	Revenue recognition

Sale of goods

Sales must meet the following criteria in order to be recognized as revenue: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; and 4) collection of the sale revenue from the customer is reasonably assured. Revenue is reported net of value added taxes or other sales taxes. The Company estimates and accrues a provision for returns of defective products based on its historical experience. Historically, warranty costs for defective products have been insignificant.

There is one customer that represented approximately 24%, 28% and 19% of the Company’s net sales in 2007, 2006 and 2005 respectively.

2.12	Freight costs

The cost of shipping products to customers is presented as part of distribution costs on the statements of income. Historically, shipping costs have been insignificant.

2.13	Finance costs

Interest expense and financial charges are expensed in the statements of income in the period in which they are incurred.

2.14	Research and development costs

Research and development costs, amounted to $175 in 2007, $212 in 2006 and $178 in 2005, are expensed when incurred and presented as administrative expenses on the statements of income.

2.15	Fair value of financial instruments

The carrying amounts of trade receivables, trade payables and short-term borrowings approximate their fair value due to the short-term maturity of these instruments.

2.16	New accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied. The Company is in the process of assessing the impact, if any, that SFAS No. 157 will have on its financial statements.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

2	Summary of Significant Accounting Policies (continued)

2.16	New accounting pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for years beginning after November 15, 2007. The Company is in the process of assessing the impact, if any, that the adoption of this statement may have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141 (revised 2007) replaces SFAS No. 141. This statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. This statement is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The Company is in the process of assessing the impact, if any, that the adoption of this statement may have on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. This statement requires non-controlling interests to be classified as equity in the balance sheet and income and comprehensive income attributed to the non-controlling interest, if any, will be included in income and comprehensive income. This statement is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The Company is in the process of assessing the impact, if any, that the adoption of this statement may have on its financial statements.

3	Purchase Transaction

As described in Note 1, on December 31, 2007, one of the Company’s owners, OMNOVA Solutions Inc. (“OMNOVA”), purchased the remaining 49.9% ownership equity of the Company from CPPC Public Company Limited for $12,991 in cash and other transaction costs of $423. As a result, the Company became a wholly-owned subsidiary of OMNOVA effective December 31, 2007.

The purchase price from the above acquisition has been “push down” to the financial statements of the Company in accordance with the SEC’s SAB No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances”. In applying push down basis of accounting, the fair value of the assets acquired and liabilities assumed in the acquisition has been reflected on the financial statements of the Company and the purchase has been accounted for as a step acquisition in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”).

OMNOVA is currently performing a fair-value analysis of the assets acquired and liabilities assumed. This fair-value analysis is expected to be completed by June 30, 2008. The preliminary purchase price allocation, which is subject to change, is as follows:

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

3	Purchase Transaction (continued)

Current assets	$10,441
Property, plant & equipment	6,796
Intangible assets	1,926
Other assets	126

Total assets	19,289

Current liabilities	$5,204
Deferred tax liability	622
Other liabilities	49

Total liabilities	5,875

Purchase consideration	$13,414

The net increase in fair value measurement of assets and liabilities including the elimination of the purchased retained earnings is recorded as a capital contribution by OMNOVA in additional paid-in capital.

4	Trade Receivables

The Company’s trade receivables are generally unsecured and are not secured by collateral from its customers. The provision for doubtful receivables was $135 and $61 at December 31, 2007 and 2006, respectively. The bad debts expense included in administrative expenses was $78 in 2007, nil in 2006 and $13 in 2005.

5	Inventories

	December 31,
	2007	2006
Raw materials	$3,024	$3,190
Finished goods	1,620	1,017
Work-in-progress	323	415

Total	4,967	4,622
Less: provision for obsolete inventories	(273)	(289)

Total	$4,694	$4,333

6	Property, Plant and Equipment

	December 31,
	2007	2006
Plant, machinery and equipment	$14,443	$11,639
Buildings	4,537	3,650
Construction-in-progress	—	180
Motor vehicles	384	309
Others	316	239

	19,680	16,017
Accumulated depreciation	(7,968)	(5,999)

Total	$11,712	$10,018

Depreciation expense was $1,344, $1,147 and $1,029 in 2007, 2006 and 2005, respectively.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

6	Property, Plant and Equipment (continued)

In 2006, the Company recognized an impairment charge of $163 to fully write-down the remaining book value of machinery and equipment which was no longer being used as the Company no longer produces the item it was used to manufacture. This charge is included in other operating expenses.

7	Intangibles

The following table summarizes the Company’s finite-lived intangibles as of December 31, 2007 and 2006:

	2007		2006
	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
Land use rights	$2,216	$222	$2,071	$456
Customer relationship	1,783	1,783	—	—
Other (including technical know-how)	71	64	3	—

	$4,070	$2,069	$2,074	$456

The amortization expense was $262 in 2007, $244 in 2006 and $238 in 2005. Amortization expense is expected to be $406 in 2008, and $184 in each of 2009, 2010, 2011 and 2012.

8	Short-term Debts

The Company is a party to several credit facility agreements for short-term borrowings. One credit facility denominated in U.S. dollars which totaled $1,000 obtained from a previously related party-Business Development Bank Limited (Note 14) was unsecured and comprised of irrevocable import letters of credit and trust receipt loans. Another credit facility denominated in Renminbi (“RMB”) which totaled RMB23,000 ($3,153) from Bangkok Bank Public Company Limited Shanghai Branch (“Bangkok Bank”) was unsecured and comprised of letters of credit and short-term advances for working capital. Another facility denominated in RMB which totaled RMB25,000 ($3,428) from China Construction Bank was mortgaged and consisted of short-term advances for working capital. Each of the above facilities is for a period of one year and are expected to be renewed during 2008.

Borrowings outstanding under the Company’s credit facilities as of December 31, 2007 and 2006 are as follows:

	2007	2006
China Construction Bank (5.75% as of December 31, 2007)	$3,428	$—

As of December 31, 2007, the Company had issued letters of credit of $194. As of December 31, 2007, the total available and unused letters of credit, trust receipt loans and working capital advances under the above facilities were $4,153 and $3,959, respectively.

Interest expense was $149, $12 and $86 for 2007, 2006 and 2005, respectively.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

9	Capital

The Company’s registered and paid-up capital was $10,000 as of December 31, 2007 and 2006.

In 2006, the Company’s board of directors declared a dividend of $2,000, of which $1,000 was paid as of December 31, 2006. During the year, the Company’s board of directors cancelled the unpaid 2006 dividend of $1,000 and declared and paid a dividend of $5,000.

10	Statutory Reserve Fund

According to the relevant laws and regulations for wholly-foreign-owned enterprises and the Company’s articles of association, profits of the Company, as determined in accordance with the applicable accounting rules and regulations in the PRC, are available for distribution in the form of cash dividends to the investors after the Company has (1) satisfied all tax liabilities; (2) provided for losses in the previous years; and (3) made appropriations to the statutory reserve funds, including reserve fund and staff bonus and welfare fund. The Company is required to appropriate not less than 10% of its annual profit after income tax to the reserve fund until the reserve balance reaches 50% of its registered capital. However, appropriation to the staff bonus and welfare fund is determined at the discretion of the board of directors of the Company.

The statutory reserve is not free for distribution as dividends but it can be used to offset losses or be capitalized. The staff bonus and welfare fund can be used for reward and collective welfare for employees.

In accordance with the relevant laws and regulations, profits available for distribution by the Company are based on the PRC statutory financial statements. The Company appropriated after tax profit of $320, $333 and $284 for each of the three years ended December 31, 2007, 2006 and 2005, respectively.

11	Income Taxes

Income tax (recovery) expense for 2007, 2006 and 2005 consists of the following components:

	2007	2006	2005
Income tax provision – current	$120	$357	$329
Deferred taxation	(126)	(104)	(7)

Total	$(6)	$253	$322

In accordance with Income Tax Law of the PRC Concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “Income Tax Law”), joint venture companies are subject to the statutory corporate income tax of 33% (comprised of 30% state income tax plus 3% local income tax) unless the enterprise is qualified as a “Foreign Funded Enterprise with Advanced Technology” for which more favorable effective corporate income tax rates apply.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

11	Income Taxes (continued)

The Company is located in Shanghai Minhang Economic Technological Development Zone and therefore, preferential corporate income tax rate at 15% applies. In addition, the Company is a qualified “Foreign Funded Enterprise with Advanced Technology” and under relevant tax law, the Company is exempted from corporate income tax and local income taxes for its first two profit-making years, which were 2000 and 2001 (after deducting losses incurred in the previous years), and is entitled to a 50% tax exemption for the succeeding three years of 7.5% (“Tax Exemption”). The Company is entitled to extend the period of a reduced corporate income tax rate for another three years on expiry of the Tax Exemption, provided that the minimum corporate income tax rate is not lower than 10% and as a result, the Company’s corporate income tax rate was 10% for 2005, 2006 and 2007.

The Company purchased certain locally-manufactured equipment in 2006 and 2005 and received certification and approval in 2007 and 2006, respectively, for income tax credits available for such capital investments, of which approximately $138 and $120 reduced current taxes in 2007 and 2006, respectively.

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the corporate income tax rate for domestic-invested and foreign-invested enterprises at 25%. Based on the Guo Fa [2007] No. 39 the Circular of the State Council on the Implementation of Transitional Preferential Policies for Enterprise Income Tax, issued in December 2007, effective on January 1, 2008, the Company which enjoyed a corporate income tax rate of 15%, shall be subject to a corporate income tax rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and years onward.

A reconciliation of the Company’s effective tax rate is as follows:

	2007	2006	2005
Statutory rate	33.0%	33.0%	33.0%
Preferential tax rate reduction	(23.0)%	(23.0)%	(23.0)%
Capital investment tax credits	(6.7)%	(3.4)%	—
Deferred tax, including new tax law	(3.3)%	—	—
Other – non deductibles	(0.2)%	0.5%	0.1%

Total	(0.2)%	7.1%	10.1%

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

12	Deferred Tax Assets and Liabilities

	December 31,
	2007	2006
Current deferred tax asset:
Provision for doubtful receivables	$27	$6
Inventory	28	29
Provision for warranty costs	30	9
Provision for VAT expense	—	77
Capital investment tax credit carry forward	83	—

Total	$168	$121

Non-current deferred tax asset:
Asset retirement obligation	12	3
Property, plant and equipment	—	17

Total	$12	$20

Non-current deferred tax liability:
Property, plant and equipment	$(520)	$—

Total	$(520)	$—

The capital investment credit carry-forward will expire in 2010 unless utilized earlier. During 2007, the Company recognized $622 of deferred tax liabilities in connection with the purchase transaction described in Note 3. These deferred tax liabilities were attributable to inventory and property, plant and equipment. The deferred taxes related to the purchase transaction are subject to change based on the finalization of purchase accounting for the transaction. Any change in deferred taxes related to purchase accounting will impact the accounting for acquired assets and liabilities, not deferred tax expense. See Note 3 for details on the purchase transaction.

As of December 31, 2007 and 2006, respectively, the Company had provisions for warranty costs of $165 and $87, doubtful receivables of $135 and $61, inventories of $273 and $289, and VAT expenses of nil and $775, respectively.

The deferred tax assets increased by approximately $64 during 2007 due to the change in the expected future tax rate from 15% to the phase-in rate mentioned above as of December 31, 2007, based on newly enacted PRC tax law.

The Company’s adoption of FASB issued Interpretation No. 48 (“FIN 48”) did not result in any adjustment to the opening balance of the Company’s retained earnings as of January 1, 2007. As of December 31, 2007, the Company has not accrued for any unrecognized tax benefits. The Company does not anticipate any increase in unrecognized tax benefits during the next 12 months. Although the Company believes it does not have any existing tax positions which require accrual for unrecognized tax benefits, no assurance can be given that the final tax outcome of the Company’s tax filings will not be different. The Company will accrue for unrecognized tax benefits in light of changing facts and circumstances, such as an adverse tax audit adjustment. To the extent that the final tax outcome of the Company’s tax filings results in an adjustment to an originally claimed tax position, such adjustment may impact the Company’s provision for income taxes in the period in which such determination is made.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

13	Commitments and Contingencies

From time to time, the Company is subject to various claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company’s business. The ultimate resolution of any litigation is inherently unpredictable. As a result, the Company’s estimates of liability, if any, are subject to change and actual results may materially differ from the Company’s estimates. In addition, the effect that the ultimate resolution of these matters may have on the financial condition, results of operations or cash flows of the Company is difficult to predict because any such effect depends on both future results of operations and the amount and timing of the resolution of these matters. However, based on information currently available to the Company, the Company has not recorded any material accruals for probable loss contingencies and does not believe it is reasonably possible that the ultimate resolution of these matters to have a material affect on the financial position, results of operations or cash flows of the Company. As of December 31, 2007, the Company had issued letters of credit amounting to approximately $194.

14	Related Party Transactions

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vise versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

During the years 2007, 2006 and 2005, other than disclosed elsewhere in the financial statements, significant related party transactions were carried out in the normal course of business based on terms agreed between the parties and are set out below.

As of December 31, 2007 and 2006, the outstanding balances with related parties, which are included in the balance sheets, were as follows:

	December 31,
	2007	2006
Cash at bank
- Business Development Bank Limited *	$470	$836

Trade receivables
- OMNOVA Solutions Inc.	$250	$169

Other receivables
- Beston OMNOVA Plastics (Taicang) Co., Ltd.***	$521	$—
- Shanghai Beston Plastics Co., Ltd. *	24	—
- Decorative Products (Singapore) Pte. Ltd.****	—	64

	$545	$64

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

14	Related Party Transactions (continued)

	December 31,
	2007	2006
Trade payables
- Vinythai Public Company Limited *	$395	$244
- Shanghai Kang Qi Industrial Trading Co., Ltd. *****	67	14
- OMNOVA Solutions Inc.	4	—

	$466	$258

Other payables
- CPPC Public Company Limited **	$274	$200
- OMNOVA Solutions Inc.	230	200
- Shanghai Beston Plastics Co., Ltd. *	—	104

Total	$504	$504

*	Affiliates of CPPC Public Company Limited
**	CPPC Public Company Limited (“CPPC”) was a related party prior to December 31, 2007 (see Note1), the Company has presented balances with CPPC and its affiliates as related party balances as of December 31, 2007 for comparative purposes
***	A company related to the parent company
****	Parent company
*****	Affiliate of the senior management of the Company

The Company has a credit facility with Business Development Bank Limited, which was a related party prior to December 31, 2007, of $1,000 as described in Note 8. There were no outstanding balances on this facility as of December 31, 2007.

Apart from cash at bank and short-term loan from financial institution, the outstanding balances with related parties at December 31, 2007 are unsecured and are due or receivable at the balance sheet date.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

14	Related Party Transactions (continued)

Significant revenues, purchases and expenses arising from transactions with related parties for each of the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Revenues
- OMNOVA Solutions Inc.	$1,172	$470	$330
- Beston OMNOVA Plastic (Taicang) Co., Ltd.***	374	—	—
- Ningbo Beston Plastics Co., Ltd. *	—	—	11
- Shanghai Beston Plastics Co., Ltd. *	77	32	6

Total	$1,623	$502	$347

Purchases of raw materials
- Vinythai Public Company Limited *	$1,517	$1,253	$1,639
- Shanghai Beston Plastics Co., Ltd. *	126	22	25

Total	$1,643	$1,275	$1,664

Other expenses
- CPPC Public Company Limited **	$250	$—	$—
- OMNOVA Solutions Inc.	100	—	—
- Shanghai Beston Plastics Co., Ltd. *	150	135	110

Total	$500	$135	$110

Market investigation and development fees
- CPPC Public Company Limited **	$200	$200	$200
- OMNOVA Solutions Inc.	200	200	200

Total	$400	$400	$400

Other purchases
- Shanghai Kang Qi Industrial Trading Co., Ltd.*****	$183	$98	$144

*	Affiliates of CPPC Public Company Limited
**	CPPC Public Company Limited (“CPPC”) was a related party prior to December 31, 2007 (see Note1), the Company has presented balances with CPPC and its affiliates as related party balances as of December 31, 2007 for comparative purposes
***	A company related to the parent company
*****	Affiliate of the senior management of the Company

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

14	Related Party Transactions (continued)

Revenues from sales and purchases of raw materials were conducted with reference to the prevailing market condition.

Market investigation and development fees were charged in accordance with the terms of the agreements whereby each of CPPC and OMNOVA agreed to undertake a market research for a fixed fee of $200 each per annum. Each of the agreements was entered into for a term of 5 years from January 2, 2005. Effective December 31, 2007, in accordance with the sale of CPPC’s equity ownership of Decorative Products (Singapore) Pte. Ltd. to OMNOVA, the market investigation and development agreement with CPPC was cancelled.

15	Financial Instruments

Financial risk management objectives and policies

The Company is exposed primarily to credit, interest rate and currency exchange rates risk which arises in the normal course of business. There are no written risk management policies and guidelines which set out its overall business strategies, its tolerance of risk and its general risk management philosophy.

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to settle its financial and contractual obligations to the Company, as and when they fall due.

The Company establishes credit limits and monitors receivable balances of its customers to mitigate credit losses.

At the balance sheet date, there were no significant concentrations of credit risk, with a single customer whose balance represented 16% (2006: 17%) of trade receivables. The maximum exposure to credit risk is represented by the carrying amount of trade receivables in the balance sheets.

Foreign currency risk

The Company incurs foreign currency risk on sales, purchases and borrowings denominated in currencies other than RMB. The currencies giving rise to this risk are primarily the U.S. dollars and the Hong Kong dollars. The Company does not enter into any contracts to hedge its exposure.

Interest rate risk

The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s credit facilities. The Company does not enter into any contracts to hedge its exposure.

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In USD Thousands)

16	Asset Retirement Obligation

The Company entered into a contract dated June 22, 2000 with Shanghai Minhang United Development Co., Ltd. for the right to use the parcel of land on which the Company’s buildings (including office, factory and warehouse) is erected thereon, and paid a fee of $1,953 for the lease term of 8 years. The fee was paid upon signing of the contract and is being amortized on a straight-line basis over the contract term, which is due to expire in 2008. The contract provides the Company with an option to renew for an additional 41 years until 2049. Any payments made under future renewals of this contract will be amortized over the extended lease period.

Under the terms of the contract, the Company is required to dispose of all structures and attachments to the land prior to terminating the contract. As of December 31, 2007 and 2006, the Company’s asset retirement obligation was $97 and $72, respectively, which represents the fair value of the asset retirement obligation. The net carrying amount of the related long-lived fixed assets was $69 and $36 at December 31, 2007 and 2006, respectively.

The change in the Company’s asset retirement obligation during the year consists of the following:

	2007	2006
Balance at January 1	$72	$—
Recognition of asset retirement obligation	—	66
Accretion expenses	7	6
Change in cash flows estimates	13	—
Translation effects	5	—

Balance at December 31	$97	$72

Due to inflationary changes in the PRC, during the year the Company revised its estimate of cash flows required to settle the obligation using current information as of December 31, 2007. As a result, the Company increased its asset retirement obligation by $13. This change in estimate is expected to increase expense recognized over the remaining years by an additional $168. A market risk premium has not been factored into the determination of the fair value of the asset retirement obligation because it cannot be reliably estimated.

17	Subsequent Event

In accordance with relevant laws and regulations, the Company received regulatory approval in January 2008 to increase its capital by $1,222 for profits appropriated from earnings during 2000 and 2001. As a result, the Company will reduce the statutory reserve fund and increase capital for this amount.